SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15
                                 AMENDMENT NO. 1

                   Certification and Notice of Termination of
                       Registration under Section 12(g) of
                     the Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                         Securities Exchange Act of 1934
                         Commission File Number 0-15439

           PLM Transportation Equipment Partners IXC 1986 Income Fund


             (Exact name of registrant as specified in its charter)

      One Market, Suite 800, Steuart Street Tower, San Francisco, CA 94105
                                 (415-974-1399)


  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Limited Partnership Units


            (Title of each class of securities covered by this Form)

                                      None


 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i)  [X ]                      Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]                       Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(ii) [ ]                       Rule 12h-3(b)(2)(ii)  [ ]
Rule 12h-3(b)(1)(i)  [X]                       Rule 15d-6            [ ]

         Approximate number of holders of record as of the certification or notice date: 537



         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 20, 1998                       By: /s/ Stephen M. Bess
                                              -------------------------
                                              Stephen M. Bess
                                              Vice President
                                              PLM Financial Services, Inc.,
                                              its General Partner

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.